HAND & HAND

34145 Pacific Coast Highway, #379

Dana Point, California 92629

949-489-2400

949-489-0034 Facsimile

March 16, 2015

Mark P. Shuman

Branch Chief - Legal

Securities & Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:

Code Navy

Amendment No. 2 to Registration Statement on Form S-1

Filed February 17, 2015

File No. 333-200911

Dear Mr. Shuman:

The Company responds to the staff's comment letter of March 10,  2015 and files herewith Amendment No. 3.

General

1.

Please be advised that the Form 8-A you filed on February 23, 2015 will not be effective until your registration statement on Form S-1 is declared effective.  Until this time, any periodic reports, such as the Form 8-K you filed on February 23, 2015, will not be filed pursuant to the reporting obligations under Section 12 of Section 15(d) of the Exchange Act.  As such, the cover page of filings made prior to the effective date on your Form 8-A should include prominent disclosure informing investors that the filings are submitted on a voluntary basis and may not conform to the requirements of the form.

The Company acknowledges this comment and will comply in future filings, if any, made before the effectiveness of the Registration Statement.

Trading Price of the Common Stock, page 6

2.

Please revise to provide the information required by Item 201 of the Regulation S-K.  Specifically, please revise to disclose the company’s securities are quoted on the pink sheets operated by Pink OTC Markets, Inc. and disclose the date on which they were first quoted.  Refer to Item 201 of Regulation S-K.  Ensure that all prices and share amounts prior to the stock spilt have been retroactively restated to give effect to the stock split.

 Complied.

Business

Background, page 12

3.

We have considered your response to prior comment 4.  Please identify the specific provision under Oklahoma law that states the surviving entity in a merger transaction does not retain the liabilities of the predecessor entity.  The provision identified in your letter, Delaware General Corporation Law Section 251(g), only permits a holding company recapitalization without a shareholder vote if certain specified conditions are met and does not address the impact of such a transaction involving an Oklahoma corporation on liabilities of a party to the transaction.

We believe that the staff did not understand the Company’s response, The Company will try to explain more simply.

On March 15, 2007, Qele Resources, Inc was incorporated in the state of Nevada, entity number E0185442007-5. Qele applied for filing codes on EDGAR and was assigned CIK 0001436273. Qele filed a Form 8-12g and was assigned file number 0-53318. Over the years, Quele changed its name to Brand Neue Corp. and then to Culture Medium Holdings, and filed reports with the Commission until filings a Form 15 in May 2013. In 2014, the corporation changed its name for a brief period of time to Code Navy, but for simplicity’s sake, in response to this comment this entity will be referred to as Culture Medium Nevada.

On June 11, 2014, Culture Medium Nevada merged its wholly owned Oklahoma subsidiary, Culture Medium Holdings Corp.  (Culture Medium Oklahoma). Culture Medium Oklahoma was the survivor, and in conformity with Nevada and Oklahoma law, Culture Medium Nevada ceased to exist as a separate entity and  all of the assets and liabilities of Culture Medium Nevada were vested in Culture Medium Oklahoma by operation of law.

On June 17, 2014, Culture Medium Oklahoma merged into Culture Medium Special Merger Corporation, an Oklahoma corporation,  and, by operation of law, all of the assets and liabilities of Culture Medium Oklahoma became vested in Culture Medium Special Merger Corporation. (In connection with said merger, the name of Culture Medium Special Merger Corporation was changed to Culture Medium Holdings Corp., according to the Agreement of Merger. However, the Oklahoma Secretary of State informs us that due to technical difficulties, some time may elapse before the name change is reflected on the online records system.)

The Company does not contend that all of the assets and liabilities of Culture Medium Nevada are not now vested in Culture Medium Special Merger Corporation. The point made by the Company in response to prior comment 4 is that the Registrant does not own any of the assets or liabilities of Culture Medium Holdings Corp. There are no provisions in the Oklahoma Business Corporation Act and no court decisions construing the same or similar laws that would make the resulting holding company in a reorganization liable for the debts of another party to the transaction.

4.

We note your response to prior comment 5.  Please describe the transaction by which Code Navy, Inc. disposed of Culture Medium Special Merger Corporation to include the parties involved and consideration received.  Please also provide a legal analysis regarding whether the transaction could be subject to applicable fraudulent conveyance statutes.  In our response, tell us whether there is a material risk the creditors of Code Navy, Inc. may have claims under the fraudulent conveyance statutes.

Code Navy, the Registrant, sold Culture Medium Special Merger Corporation to Jackson Corporate Consultants, a corporation not affiliated with the Company, on June 25, 2014. The purchase price was US $10 paid in cash.

The staff requests a legal analysis of whether this sale transaction could be subject to attack as a fraudulent conveyance by the Registrant. The laws pertaining to fraudulent conveyances vary from state to state, and we assume that the staff is not requesting a 50-state analysis. Since the Company’s counsel is only admitted in the State of California, the discussion will employ the definition of fraudulent conveyance set forth in  California Civil Code 3439 et seq,, referred to in Section 3439 as “the Uniform Fraudulent Transfer Act.”

Under this statute, a transfer made by a debtor is fraudulent as to a creditor if it was made  with the actual intent to hinder, delay or defraud any creditor of the debtor, and the debtor received less than reasonably equivalent value in the transfer, and was either engaged in a business or transaction for which, as a result of the transfer, it would remain with insufficient assets, or Intended to, or reasonably should have believed, that it would have incurred debts beyond the debtor’s ability to repay.

Applying the law to the facts on hand,  the Registrant has no knowledge of the value of the shares of Culture Medium Special Merger Corporation, nor of any assets or liabilities of such entity. The Registrant has no knowledge of any current operations, either. The Registrant is completely unable to know if the value of Culture Medium Special Merger Corporation was greater or less than $10. Certainly there was no actual intent to defraud its two creditors at the time, its legal counsel or its transfer agent, Empire Stock Transfer. The Registrant simply wanted to rid itself of a subsidiary which appeared to have no value.

Since the Registrant had no use for the shares  of Culture Medium Special Merger Corporation in its business operations, and no idea of existence or location of any assets of that corporation, the Registrant does not believe that the transfer will affect its ability to do business in the future.

Jackson Corporate Consultants subsequently caused Culture Medium Special Merger Corporation to be dissolved.

In light of the foregoing, there is no material risk that the creditors of the Registrant would have any claims under fraudulent conveyance statutes.

As a final note, the creditors of Culture Medium Nevada, if any,  have not been prejudiced by the reorganization. All of the assets, if any, of Culture Medium Nevada are available to satisfy any judgment which may be obtained against Culture Medium Nevada.

Business Progress, page 13

5.

We have reviewed your response to prior comment 9.  [Your response to prior comment 22 is inconsistent with your statement that you intend to commence marketing of your programmers by the end of calendar year 2014.  Please revise.]

Please make corresponding revisions in the registration statement.

 Complied.

The Reorganization, page 17

6.

We note your response to prior comment 6 and reissue the comment as the filing still states that Code Navy (NV) terminated operations sometime in late 2014 or 2012.

Complied.

7.

We are considering your response to prior comment 8.  Please revise to disclose the mechanics of the recapitalization.  Specifically, please disclose the constituent corporate or shareholder groups at each stage of the recapitalization and the securities issued or acquired by those parties for each transaction.

Complied by adding additional disclosure to the text. However, the Company believes that holding company reorganizations are by no means unusual or novel and that the requested disclosure is excessive. For example, following its holding company reorganization in December 2013, Sirius XM Holdings Inc. only the following disclosure in its subsequent 10-K: Effective November 15, 2013, we completed a corporate reorganization. As part of the reorganization, Holdings replaced Sirius XM as our publicly held corporation and Sirius XM became a wholly-owned subsidiary of Holdings. Holdings was incorporated in the State of Delaware on May 21, 2013. Holdings has no operations independent of its subsidiary Sirius XM.

Financial Statements, page 21

8.

We note the revisions made to your financial statements in response to our prior comment 10.  Please revise your Statement of Changes in Stockholders’ Equity (Deficit) to include the correct amount in the accumulated deficit balance as of June 30, 2014 of $(21,705).

Complied.

Very truly yours,

/s/Jehu Hand